PROGRESS ENERGY, INC.
AMENDMENT NO. 1
FORM U5S - ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2001

                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D. C. 20549


                                ----------------



                                 AMENDMENT NO. 1
                                       TO

                                    FORM U5S

                                  ANNUAL REPORT
                   For the Fiscal Year Ended December 31, 2001




        Filed pursuant to the Public Utility Holding Company Act of 1935 by


                              PROGRESS ENERGY, INC.

                            410 S. WILMINGTON STREET
                          RALEIGH, NORTH CAROLINA 27601

This Amendment No. 1 to the Progress Energy, Inc. (Progress Energy) Form U5S Annual Report for the year ended December 31, 2001, is being filed to update Items 1, 6, 9, 10 and Exhibit B to include information previously not reported in Progress Energy's Form U5S filed May 3, 2002.

                                TABLE OF CONTENTS

ITEM                                                                 PAGE NUMBER
----                                                                 -----------

1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001      1

6.  OFFICERS AND DIRECTORS
    Part I   Names and principal business address for all Officers
    and Directors                                                         3
    Part II  Section 17(c) financial connections                          7
    Part III Proxy Statement and Form 10-K disclosures                    8

9.  EXEMPT WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES
    Part I Information concerning exempt wholesale generator interests    8
    Part II Financial data and relationship information concerning
    exempt wholesale generators                                           10
    Part III Aggregate investment in exempt wholesale generators          10

10. FINANCIAL STATEMENTS                                                  10


EXHIBIT

B.  FUNDAMENTAL DOCUMENTS OF ORGANIZATION AND BYLAWS                      11

H.  ORGANIZATIONAL CHART OF EXEMPT WHOLESALE GENERATORS                   11

I.  FINANCIAL STATEMENTS                                                  11

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 2001.

A revised response to this item will be filed by amendment confidentially pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935.


ITEM 6.  OFFICERS AND DIRECTORS.

Part I.  As of December 31, 2001...

         1. List the names and principal business address of the officers and directors of all system companies as of the end of the calendar or fiscal year.

         2. Under the column for each system company, designate by appropriate symbols positions held in such company.

The following are the abbreviations to be used for principal business address and position information:

--------------------------------------------------------------------------------
Principal Business Address                                       Code
--------------------------------------------------------------------------------
Progress Energy, Inc.
410 S. Wilmington Street
Raleigh, North Carolina  27601                                   (a)
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Position                                                         Code
--------------------------------------------------------------------------------
Assistant Secretary                                               AS
--------------------------------------------------------------------------------
Assistant Treasurer                                               AT
--------------------------------------------------------------------------------
Chairman (of the Board)                                           Ch
--------------------------------------------------------------------------------
Chief Accounting Officer                                          CAO
--------------------------------------------------------------------------------
Chief Executive Officer                                           CEO
--------------------------------------------------------------------------------
Chief Financial Officer                                           CFO
--------------------------------------------------------------------------------
Chief Nuclear Officer                                             CNO
--------------------------------------------------------------------------------
Controller                                                        C
--------------------------------------------------------------------------------
Corporate Secretary                                               CS
--------------------------------------------------------------------------------
Director                                                          D
--------------------------------------------------------------------------------
Executive Vice President                                          EVP
--------------------------------------------------------------------------------
General Counsel                                                   GC
--------------------------------------------------------------------------------
Group President                                                   GP
--------------------------------------------------------------------------------
President                                                         P
--------------------------------------------------------------------------------
Secretary                                                         S
--------------------------------------------------------------------------------
Senior Vice President                                             SVP
--------------------------------------------------------------------------------
Treasurer                                                         T
--------------------------------------------------------------------------------
Vice President                                                    VP
--------------------------------------------------------------------------------

PROGRESS ENERGY, INC. (Progress Energy)
--------------------------------- ------------------------------ ---------------
     Officer/Director Name         Principal Business Address        Position
--------------------------------- ------------------------------ ---------------
        Edwin B. Borden                        (a)                       D
--------------------------------- ------------------------------ ---------------
        David L. Burner                        (a)                       D
--------------------------------- ------------------------------ ---------------
     William Cavanaugh III                     (a)                D, Ch, CEO, P
--------------------------------- ------------------------------ ---------------
        Charles W. Coker                       (a)                       D
--------------------------------- ------------------------------ ---------------
      Richard L. Daugherty                     (a)                       D
--------------------------------- ------------------------------ ---------------
      W.D. Frederick, Jr.                      (a)                       D
--------------------------------- ------------------------------ ---------------
        William O. McCoy                       (a)                       D
--------------------------------- ------------------------------ ---------------
         E. Marie McKee                        (a)                       D
--------------------------------- ------------------------------ ---------------
      John H. Mullin, III                      (a)                       D
--------------------------------- ------------------------------ ---------------
        Richard A. Nunis                       (a)                       D
--------------------------------- ------------------------------ ---------------
      Carlos A. Saladrigas                     (a)                       D
--------------------------------- ------------------------------ ---------------
        J. Tylee Wilson                        (a)                       D
--------------------------------- ------------------------------ ---------------
       Jean Giles Wittner                      (a)                       D
--------------------------------- ------------------------------ ---------------
       William D. Johnson                      (a)                  EVP, CS, GC
--------------------------------- ------------------------------ ---------------
       Robert B. McGehee                       (a)                      EVP
--------------------------------- ------------------------------ ---------------
       Peter M. Scott III                      (a)                   EVP, CFO
--------------------------------- ------------------------------ ---------------
       Robert H. Bazemore                      (a)                    CAO, C
--------------------------------- ------------------------------ ---------------
       Thomas R. Sullivan                      (a)                       T
--------------------------------- ------------------------------ ---------------
       Frank A. Schiller                       (a)                      AS
--------------------------------- ------------------------------ ---------------
       Robert M. Williams                      (a)                      AS
--------------------------------- ------------------------------ ---------------

CAROLINA POWER & LIGHT COMPANY (CP&L)
--------------------------------- ------------------------------ ---------------
     Officer/Director Name         Principal Business Address        Position
--------------------------------- ------------------------------ ---------------
        Edwin B. Borden                        (a)                       D
--------------------------------- ------------------------------ ---------------
        David L. Burner                        (a)                       D
--------------------------------- ------------------------------ ---------------
     William Cavanaugh III                     (a)                D, Ch, CEO, P
--------------------------------- ------------------------------ ---------------
        Charles W. Coker                       (a)                       D
--------------------------------- ------------------------------ ---------------
      Richard L. Daugherty                     (a)                       D
--------------------------------- ------------------------------ ---------------
      W.D. Frederick, Jr.                      (a)                       D
--------------------------------- ------------------------------ ---------------
        William O. McCoy                       (a)                       D
--------------------------------- ------------------------------ ---------------
         E. Marie McKee                        (a)                       D
--------------------------------- ------------------------------ ---------------
      John H. Mullin, III                      (a)                       D
--------------------------------- ------------------------------ ---------------
        Richard A. Nunis                       (a)                       D
--------------------------------- ------------------------------ ---------------
      Carlos A. Saladrigas                     (a)                       D
--------------------------------- ------------------------------ ---------------
        J. Tylee Wilson                        (a)                       D
--------------------------------- ------------------------------ ---------------
       Jean Giles Wittner                      (a)                       D
--------------------------------- ------------------------------ ---------------
        Donald K. Davis                        (a)                      EVP
--------------------------------- ------------------------------ ---------------
        Fred N. Day, IV                        (a)                      EVP
--------------------------------- ------------------------------ ---------------
       William D. Johnson                      (a)                  EVP, GC, S
--------------------------------- ------------------------------ ---------------
       Robert B. McGehee                       (a)                      EVP
--------------------------------- ------------------------------ ---------------
       Peter M. Scott III                      (a)                   EVP, CFO
--------------------------------- ------------------------------ ---------------
         Tom D. Kilgore                        (a)                      GP
--------------------------------- ------------------------------ ---------------
        William S. Orser                       (a)                      GP
--------------------------------- ------------------------------ ---------------
       Robert H. Bazemore                      (a)                    CAO, C
--------------------------------- ------------------------------ ---------------
       Cecil L. Goodnight                      (a)                      SVP
--------------------------------- ------------------------------ ---------------
         C. S. Hinnant                         (a)                   SVP, CNO
--------------------------------- ------------------------------ ---------------
      E. Michael Williams                      (a)                      SVP
--------------------------------- ------------------------------ ---------------
        Bruce M. Baldwin                       (a)                      VP
--------------------------------- ------------------------------ ---------------

--------------------------------- ------------------------------ ---------------
       Robert F. Caldwell                      (a)                      VP
--------------------------------- ------------------------------ ---------------
        C.H. Cline, Jr.                        (a)                      VP
--------------------------------- ------------------------------ ---------------
         Kyle E. Crake                         (a)                      VP
--------------------------------- ------------------------------ ---------------
        Robert G. Cutlip                       (a)                      VP
--------------------------------- ------------------------------ ---------------
     Emerson F. Gower, Jr.                     (a)                      VP
--------------------------------- ------------------------------ ---------------
         R. Erik Hansen                        (a)                      VP
--------------------------------- ------------------------------ ---------------
         Joel Y. Kamya                         (a)                      VP
--------------------------------- ------------------------------ ---------------
         John S. Keenan                        (a)                      VP
--------------------------------- ------------------------------ ---------------
         R. Tucker Mann                        (a)                      VP
--------------------------------- ------------------------------ ---------------
      James W. Massengill                      (a)                      VP
--------------------------------- ------------------------------ ---------------
       Robert D. Morehead                      (a)                      VP
--------------------------------- ------------------------------ ---------------
         John W. Moyer                         (a)                      VP
--------------------------------- ------------------------------ ---------------
         Lisa A. Myers                         (a)                      VP
--------------------------------- ------------------------------ ---------------
       David A. Phillips                       (a)                      VP
--------------------------------- ------------------------------ ---------------
      Hilda Pinnix-Ragland                     (a)                      VP
--------------------------------- ------------------------------ ---------------
         James Scarola                         (a)                      VP
--------------------------------- ------------------------------ ---------------
        Nancy H. Temple                        (a)                      VP
--------------------------------- ------------------------------ ---------------
        Gayle Van Velsor                       (a)                      VP
--------------------------------- ------------------------------ ---------------
         Lloyd M. Yates                        (a)                      VP
--------------------------------- ------------------------------ ---------------
       Thomas R. Sullivan                      (a)                       T
--------------------------------- ------------------------------ ---------------
   Patricia Kornegay-Timmons                   (a)                      AS
--------------------------------- ------------------------------ ---------------
       Robert M. Williams                      (a)                      AS
--------------------------------- ------------------------------ ---------------


FLORIDA POWER CORPORATION (Florida Power)
--------------------------------- ------------------------------ ---------------
     Officer/Director Name         Principal Business Address        Position
--------------------------------- ------------------------------ ---------------
     William Cavanaugh III                     (a)                     D, Ch
--------------------------------- ------------------------------ ---------------
        Fred N. Day, IV                        (a)                    D, EVP
--------------------------------- ------------------------------ ---------------
   H. William Habermeyer, Jr.                  (a)                   D, CEO, P
--------------------------------- ------------------------------ ---------------
       William D. Johnson                      (a)                D, EVP, GC, S
--------------------------------- ------------------------------ ---------------
       Robert B. McGehee                       (a)                       D
--------------------------------- ------------------------------ ---------------
        William S. Orser                       (a)                     D, GP
--------------------------------- ------------------------------ ---------------
       Peter M. Scott III                      (a)                  D, EVP, CFO
--------------------------------- ------------------------------ ---------------
        Donald K. Davis                        (a)                      EVP
--------------------------------- ------------------------------ ---------------
       Cecil L. Goodnight                      (a)                      SVP
--------------------------------- ------------------------------ ---------------
         C. S. Hinnant                         (a)                      SVP
--------------------------------- ------------------------------ ---------------
      E. Michael Williams                      (a)                      SVP
--------------------------------- ------------------------------ ---------------
        Bruce M. Baldwin                       (a)                      VP
--------------------------------- ------------------------------ ---------------
       Robert F. Caldwell                      (a)                      VP
--------------------------------- ------------------------------ ---------------
        C.H. Cline, Jr.                        (a)                      VP
--------------------------------- ------------------------------ ---------------
         Kyle E. Crake                         (a)                      VP
--------------------------------- ------------------------------ ---------------
        Robert G. Cutlip                       (a)                      VP
--------------------------------- ------------------------------ ---------------
        Vincent M. Dolan                       (a)                      VP
--------------------------------- ------------------------------ ---------------
        Rodney E. Gaddy                        (a)                      VP
--------------------------------- ------------------------------ ---------------
         R. Erik Hansen                        (a)                      VP
--------------------------------- ------------------------------ ---------------
        Michael A. Lewis                       (a)                      VP
--------------------------------- ------------------------------ ---------------
         R. Tucker Mann                        (a)                      VP
--------------------------------- ------------------------------ ---------------
       Robert D. Morehead                      (a)                      VP
--------------------------------- ------------------------------ ---------------
         Mark A. Myers                         (a)                      VP
--------------------------------- ------------------------------ ---------------
         Billy R. Raley                        (a)                      VP
--------------------------------- ------------------------------ ---------------
        Sarah S. Rogers                        (a)                      VP
--------------------------------- ------------------------------ ---------------

--------------------------------- ------------------------------ ---------------
         Lloyd M. Yates                        (a)                      VP
--------------------------------- ------------------------------ ---------------
         Dale E. Young                         (a)                      VP
--------------------------------- ------------------------------ ---------------
       Thomas R. Sullivan                      (a)                       T
--------------------------------- ------------------------------ ---------------
       Robert H. Bazemore                      (a)                       C
--------------------------------- ------------------------------ ---------------
        Robert A. Glenn                        (a)                      AS
--------------------------------- ------------------------------ ---------------
       Frank A. Schiller                       (a)                      AS
--------------------------------- ------------------------------ ---------------
       Robert M. Williams                      (a)                      AS
--------------------------------- ------------------------------ ---------------


FLORIDA PROGRESS CORPORATION (Florida Progress)
--------------------------------- ------------------------------ ---------------
     Officer/Director Name         Principal Business Address        Position
--------------------------------- ------------------------------ ---------------
        Edwin B. Borden                        (a)                       D
--------------------------------- ------------------------------ ---------------
        David L. Burner                        (a)                       D
--------------------------------- ------------------------------ ---------------
     William Cavanaugh III                     (a)                 D, Ch, CEO, P
--------------------------------- ------------------------------ ---------------
        Charles W. Coker                       (a)                       D
--------------------------------- ------------------------------ ---------------
      Richard L. Daugherty                     (a)                       D
--------------------------------- ------------------------------ ---------------
      W.D. Frederick, Jr.                      (a)                       D
--------------------------------- ------------------------------ ---------------
        William O. McCoy                       (a)                       D
--------------------------------- ------------------------------ ---------------
         E. Marie McKee                        (a)                       D
--------------------------------- ------------------------------ ---------------
      John H. Mullin, III                      (a)                       D
--------------------------------- ------------------------------ ---------------
        Richard A. Nunis                       (a)                       D
--------------------------------- ------------------------------ ---------------
      Carlos A. Saladrigas                     (a)                       D
--------------------------------- ------------------------------ ---------------
        J. Tylee Wilson                        (a)                       D
--------------------------------- ------------------------------ ---------------
       Jean Giles Wittner                      (a)                       D
--------------------------------- ------------------------------ ---------------
       William D. Johnson                      (a)                  EVP, CS, GC
--------------------------------- ------------------------------ ---------------
       Robert B. McGehee                       (a)                      EVP
--------------------------------- ------------------------------ ---------------
       Peter M. Scott III                      (a)                   EVP, CFO
--------------------------------- ------------------------------ ---------------
       Robert H. Bazemore                      (a)                    CAO, C
--------------------------------- ------------------------------ ---------------
       Thomas R. Sullivan                      (a)                       T
--------------------------------- ------------------------------ ---------------
       Frank A. Schiller                       (a)                      AS
--------------------------------- ------------------------------ ---------------
       Robert M. Williams                      (a)                      AS
--------------------------------- ------------------------------ ---------------


PROGRESS ENERGY SERVICE COMPANY, LLC (Service Company)
--------------------------------- ------------------------------ ---------------
     Officer/Director Name         Principal Business Address        Position
--------------------------------- ------------------------------ ---------------
     William Cavanaugh III                     (a)                      Ch
--------------------------------- ------------------------------ ---------------
       Robert B. McGehee                       (a)                    CEO, P
--------------------------------- ------------------------------ ---------------
       William D. Johnson                      (a)                  EVP, CS, GC
--------------------------------- ------------------------------ ---------------
       Peter M. Scott III                      (a)                   EVP, CFO
--------------------------------- ------------------------------ ---------------
       Cecil L. Goodnight                      (a)                      SVP
--------------------------------- ------------------------------ ---------------
       Bonnie V. Hancock                       (a)                      SVP
--------------------------------- ------------------------------ ---------------
       Robert H. Bazemore                      (a)                     VP, C
--------------------------------- ------------------------------ ---------------
       Brenda Castonguay                       (a)                      VP
--------------------------------- ------------------------------ ---------------
        Robert G. Cutlip                       (a)                      VP
--------------------------------- ------------------------------ ---------------
        Vincent M. Dolan                       (a)                      VP
--------------------------------- ------------------------------ ---------------
     Sanford R. Jordan, Jr.                    (a)                      VP
--------------------------------- ------------------------------ ---------------
        John R. McArthur                       (a)                      VP
--------------------------------- ------------------------------ ---------------
        Mark F. Mulhern                        (a)                      VP
--------------------------------- ------------------------------ ---------------
         Dede Ramoneda                         (a)                      VP
--------------------------------- ------------------------------ ---------------
       Frank A. Schiller                       (a)                    VP, AS
--------------------------------- ------------------------------ ---------------

--------------------------------- ------------------------------ ---------------
        Nancy H. Temple                        (a)                      VP
--------------------------------- ------------------------------ ---------------
         Elwyn D. Wood                         (a)                      VP
--------------------------------- ------------------------------ ---------------
       Thomas R. Sullivan                      (a)                       T
--------------------------------- ------------------------------ ---------------
       Robert M. Williams                      (a)                      AS
--------------------------------- ------------------------------ ---------------
   Patricia Kornegay-Timmons                   (a)                      AT
--------------------------------- ------------------------------ ---------------


ITEM 6.  OFFICERS AND DIRECTORS.

Part II. Financial Connections. With respect to each officer and director with a financial connection within the provisions of Section 17(c) of the Act, show:


Name of Officer            Name and Location                  Position Held in          Applicable
or Director                of Financial Institution           Financial Institution     Exemption Rule
                                                                                        [Rule No. 70 Subdivision]

Lisa Oakes                 Griffin Corporate Services         Executive                 (c) [1]
                           (an affiliate of First Union
                           Corporation)
                           Wilmington, Delaware

H. William                 SunTrust Bank of Suncoast
Habermeyer, Jr.            Region of Florida, N.A.
                           Tampa, Florida                     Director                  (c) [2]


Charles W. Coker           Bank of America Corporation
                           Charlotte, North Carolina          Director                  (a)


William O. McCoy           North Carolina Capital
                           Management Trust
                           Boston, Massachusetts              Trustee                   (b)


William O. McCoy           Franklin Street Partners           Partner
                           Chapel Hill, North Carolina        (Executive)               (a)


Richard A. Nunis           SunTrust Bank of Central
                           Florida, N.A.
                           Orlando, Florida                   Director                  (a)


Jean Giles Wittner         Raymond James Bank, FSB
                           St. Petersburg, Florida            Director                  (a)

John Hughes                East Carolina Bank
                           Englehard, North Carolina          Director                  (c) [3]

Edwin Borden               Jefferson-Pilot Insurance Company
                           Greensboro, North Carolina         Director                  (a)







Edwin Borden               Jefferson-Pilot Corporation
                           Greensboro, North Carolina         Director                  (a)

Richard L. Daugherty       Wachovia Bank of North
                           Carolina, N.A.
                           Durham, North Carolina             Member                    (a)

W.D. Frederick, Jr.        SunTrust Bank of Central
                           Florida, N.A.
                           Orlando, Florida                   Director                  (a)

W.D. Frederick, Jr.        United Heritage Bank
                           No. Edison, New Jersey             Director                  (b)

Carlos A. Saladrigas       Premier American Bank
                           Miami, Florida                     Chairman                  (a)


Footnotes to Item 6, Part II (Information as of December 31, 2001)
[1]  Lisa Oakes is a Director of CaroFin.
[2] H. William Habermeyer, Jr. is President and CEO of Florida Power. [3] John Hughes is President and Director of EasternNC.


ITEM 6.  OFFICERS AND DIRECTORS.

PART III. State the disclosures made in each system company's most recent proxy statement and annual report on Form 10-K with respect to:
         (a) The compensation of directors and executive officers of system companies;
         (b) Their interest in the securities of system companies including options or other rights to acquire securities;
         (c) Their contracts and transactions with system companies;
         (d) Their indebtedness to system companies;
         (e) Their participation in bonus and profit-sharing arrangements and other benefits;
         (f) Their rights to indemnity.

The information requested in (a) through (f) of Part III of Item 6 concerning officers and directors and their compensation is available in the Proxy Statement sent to shareholders of Progress Energy dated April 1, 2002, File No. 001-15929.




ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES [1]

Key terms:   "EWG" means Exempt Wholesale Generator

Part I. For each interest in an exempt wholesale generator (EWG) or foreign utility company ("company"), provide the following information. State all monetary amounts in United States dollars. Indicate by bold face type all data relevant in the current reporting period.

         (a) Identify the company, its location and its business address. Describe the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identify each system company that holds an interest in the company and describe the interests held.

DeSoto County Generating Company, LLC (DeSoto) is located at 3800 NE Roan Street in Arcadia, Florida 34266. Its business address is 410 S. Wilmington Street Raleigh, North Carolina 27601.

DeSoto is under construction and scheduled for commercial operation in June 2002. The site will include two 160 megawatt combustion turbine peaking generators. Capacity and energy are currently under contract (to begin June 1, 2002) with Florida Power & Light.

As of December 31, 2001, Progress Ventures had 100% interest in DeSoto.


Effingham County Power, LLC (Effingham) is located at 3440 McCall Road in Rincon, GA 31326. Its business address is 410 S. Wilmington Street Raleigh, North Carolina 27601.

Effingham is under construction and scheduled for commercial operation in June 2003. This site will include a 480 megawatt combined-cycle unit.

As of December 31, 2001, Progress Ventures had 100% interest in Effingham.


Monroe Power Company (Monroe) is located at 208 Cherry Hill Road in Monroe, GA 30656. Its business address is 410 S. Wilmington Street Raleigh, North Carolina 27601.

Monroe operates an electric power generation facility located in Monroe, GA. Monroe was formed in January 1999 and began operations as a gas- and oil-fired electricity generating facility in December 1999, using one generating unit (Unit 1) with a 152 megawatt contract capacity. An additional generating unit (Unit 2), which has a 160 megawatt contract capacity, was put in service in June 2001. Output from Unit 1 is under contract with the Municipal Electric Authority of Georgia, and Unit 2's output is under contract with Dynegy Power Marketing.

As of December 31, 2001, Progress Energy had 100% interest in Monroe. Effective February 1, 2002, the Monroe facility was transferred to a new, indirect subsidiary (MPC Generating, LLC), which has been determined to be an EWG. Monroe no longer conducts any business operations of its own, but is solely an intermediate non-utility subsidiary of Progress Energy.

Rowan County Power, LLC (Rowan) is located at 5755 N.C. Hwy. 801 in Salisbury, NC 28147.
Its business address is 410 S. Wilmington Street Raleigh, North Carolina 27601.

Rowan is located in Rowan County, near Salisbury, North Carolina. The facility is being constructed in two phases. Phase I, which includes three simple-cycle generating units, began commercial operation in June 2001. Phase II is currently under construction and will include one combined-cycle unit. Capacity and energy is currently being sold to Santee Cooper and Duke Power from Phase I. Natural gas, the primary fuel, is being supplied via a pipeline connection to a Williams Pipeline Corporation interstate pipeline.


As of December 31, 2001, CP&L had 100% interest in Rowan. Rowan was transferred from CP&L to Progress Ventures February 2002.

         (b) State the type and amount of capital invested in the company by the registered holding company, directly or indirectly. Identify any debt or other financial obligation for which there is recourse, directly or indirectly, to the registered holding company or another system company, other than an EWG or foreign utility company. Identify separately any direct or indirect guarantee of a security of the EWG or foreign utility company by the registered holding company. Identify any transfer of assets from any system company (other than an exempt wholesale generator or foreign utility company) to an affiliate exempt wholesale generator or foreign utility company. State the market value at the time of transfer, the book value and the sale price of the transferred asset.

On May 21, 2002, the registrant submitted information concerning the type and amount of capital invested in each EWG by amendment confidentially pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935.

As of December 31, 2001, none of the registrant's EWGs had debt or other financial obligations for which there was recourse, directly or indirectly, to the registered holding company or another, non-EWG system company.

As of December 31, 2001, none of the registrant's EWGs had securities for which the registered holding company provided a direct or indirect guarantee.

As of December 31, 2001, none of the registrant's non-EWG companies transferred assets to any of the registrant's EWGs. Consequently, there was no market value at time of transfer, book value of transfer, or sale price of transferred assets data to provide.

         (c) State the ratio of debt to common equity of the company and earnings of the company as of the end of the reporting period.

On May 21, 2002, the registrant submitted Monroe's ratio of debt to common equity and earnings information as of December 31, 2001 by amendment confidentially pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935. Neither Effingham nor DeSoto were in operation as of December 31, 2001, so there was no debt or earnings information to report for these EWGs. Rowan's earnings and debt to equity ratio information was incorporated in CP&L's Annual Report on Form 10-K for the year ended December 31, 2001, File No. 1-3382


         (d) Identify any service, sales or construction contract(s) between the company and a system company, and describe the services to be rendered or goods sold and the fees or revenues under such agreement(s).

Nature of Transaction      Serving   Receiving   Consideration            Contract
                           Company   Company     for Services Provided    Effective Date [2]
Various Support Services   CP&L      Effingham   $133,992                 1/11/02
Various Support Services   CP&L      DeSoto      $30,189.65               1/11/02


Footnotes to Item 9, Part I
[1] There were no Foreign Utility Companies, or FUCOs, in the Progress Energy system as of December 31, 2001.
[2] Plant development, construction oversight and other utility-related services were provided by CP&L and billed to the above listed affiliate EWGs in 2001.


Part II. Submit as Exhibit G an organizational chart showing the relationship of each EWG and foreign utility company to other system companies. If the company is a subsidiary company of the registered holding company, submit the financial data required in Exhibit H.


Part III. State the registered holding company's aggregate investments in EWGs and foreign utility companies, respectively. Also state the ratio of aggregate investment to the aggregate capital investment of the registered holding company in its domestic public-utility subsidiary companies.

Progress Energy's aggregate investment in EWGs as of 12/31/01 was $331.1 million and the ratio of this aggregate investment ($331.1 million) to Progress Energy's aggregate investment in domestic public utility subsidiary companies as of 12/31/01 ($10.9 billion) was 3%.

ITEM 10. FINANCIAL STATEMENTS AND EXHIBITS.

         Consolidating financial statements for the parent holding company and each of its subsidiaries for the year of the report, including a balance sheet, income statement, statement of retained earnings and statement of cash flows. The plant and related depreciation and amortization accounts shall be supported by classified schedules as prescribed below. The individual financial statements shall be those included in the audited consolidated financial statements reported for the same year in the Form 10-K or annual reports to shareholders incorporated therein and in substantially the same form. They shall be reconciled to said consolidated financial statements by an elimination column, the entries in which shall be keyed to identify by item, offsetting debits and credits.

Revised responses to this item will be filed by amendment confidentially pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935.


Exhibit B.   Organizational Documents for Parent Holding Company and
             Subsidiaries Thereof.

A response to this item will be filed by amendment confidentially pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935.


Exhibit H.   Organizational Chart Showing EWG Relationships.

Name of Company                         Number of             Percentage of
                                        Common Shares         Voting Power
                                        Owned
Progress Energy
         CP&L                           159,608,055           100%
                  Rowan                 N/A                   100%

         Monroe                         100                   100%

         Ventures [1]                   100                   100%
                  Genco [2]             N/A                   100%
                           DeSoto       N/A                   100%
                           Effingham    N/A                   100%

Footnotes to Exhibit H
[1]  Ventures stands for Progress Ventures, Inc.
[2]  Genco stands for Progress Genco Ventures, LLC


Exhibit I.   Financial Statements Relating to EWGs.

A revised response for Monroe will be filed by amendment confidentially pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935. Financial statements for Rowan are incorporated in the Annual Report of CP&L on Form 10-K for the year ended December 31, 2001, File No. 1-3382. The registrant previously submitted financial statements for Effingham and DeSoto on May 21, 2002 by amendment confidentially pursuant to 17 CFR ss. 250.104 under the Public Utility Holding Company Act of 1935.


Exhibits listed above which have heretofore been filed with the SEC pursuant to various Acts administered by the SEC, and which were designated as noted above, are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.

SIGNATURE

The undersigned registered holding company has duly caused this annual report to be signed on its behalf in the City of Raleigh and the State of North Carolina by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

         PROGRESS ENERGY, INC.
                  (Name of Registrant)

         By:      /s/      Robert H. Bazemore, Jr.

         -------------------------------------------------------
                  Vice President and Controller


         Attest:
         By:      /s/      Robert M. Williams

         ------------------------------------------------------
                  Robert M. Williams
                  Assistant Corporate Secretary


Date:    October 30, 2002



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